SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),(C)
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. __ )1


                               eMagin Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   29076N 10 7
                                 (CUSIP Number)


                                  March 3, 2004
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [   ]    Rule 13d-1(b)

         [ X ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)


-----------------------

              1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 29076N 10 7                 13G                      PAGE 2 OF 6 PAGES
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1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         George W. Haywood
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------

  NUMBER OF                5.       SOLE VOTING POWER              3,966,765 (1)
  SHARES
                           -----------------------------------------------------
  BENEFICIALLY              6.      SHARED VOTING POWER                    0
  OWNED BY
                           -----------------------------------------------------
  EACH                     7.       SOLE DISPOSITIVE POWER         3,966,765 (1)
  REPORTING
                           -----------------------------------------------------
  PERSON WITH               8.      SHARED DISPOSITIVE POWER               0

--------------------------------------------------------------------------------
 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,966,765 (1)
--------------------------------------------------------------------------------

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        []
--------------------------------------------------------------------------------

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.1%
--------------------------------------------------------------------------------


12.     TYPE OF REPORTING PERSON *

         IN

--------------------------------------------------------------------------------
(1) Does not include an aggregate of 3,203,187 shares of common stock issuable upon exercise of warrants held by Mr. Haywood. Such warrants are not exercisable to the extent that after giving effect to such exercise Mr. Haywood would beneficially own more than 4.99% of the outstanding shares of common stock of eMagin Corporation. Accordingly, Mr. Haywood does not currently beneficially own the shares of common stock underlying such warrants.
         *    SEE INSTRUCTIONS BEFORE FILLING OUT.

ITEM 1(A).        NAME OF ISSUER:

                  eMagin Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2070 Route 52, Hopewell Junction, New York 12533

ITEM 2(A).        NAME OF PERSON FILING:

                  George W. Haywood

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017

ITEM 2(C).        CITIZENSHIP:

                  U.S.A

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(E).        CUSIP NUMBER

                  29076N 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C) , CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)        [ ] Bank as  defined  in  Section  3(a)  (6) of the
                             Exchange Act.

                  (c)        [ ] Insurance  company as  defined in Section  3(a)
                             (19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii)(G);

                  (h)        [ ] A savings  association  as defined in Section 3
                             (b) of the Federal  Deposit  Insurance Act.

                  (i)        [ ] A  church  plan  that  is  excluded  from   the
                             definition of an investment company under Section 3
                             (c) (14) of the Investment Company Act.

                  (j)        [ ] Group,  in  accordance  with Rule 13d-1 (b) (1)
                             (ii) (J).


ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

                  (a) Amount Beneficially Owned:                   3,966,765 (1)

                  (b) Percent of Class:                                 6.1%

                  (c) Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:
                                                                   3,966,765 (1)

                        (ii)  shared power to vote or to direct vote:      0

                        (iii) sole power to dispose or to direct the disposition
                              of:                                  3,966,765 (1)

                        (iv)  shared   power   to   dispose or  to   direct  the
                              disposition of:                              0

_____________

(1) Does not include an aggregate of 3,203,187 shares of common stock issuable upon exercise of warrants held by Mr. Haywood. Such warrants are not exercisable to the extent that after giving effect to such exercise Mr. Haywood would beneficially own more than 4.99% of the outstanding shares of common stock of eMagin Corporation. Accordingly, Mr. Haywood does not currently beneficially own the shares of common stock underlying such warrants.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF  MORE  THAN  FIVE  PERCENT ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MARCH 12, 2004
                                              --------------
                                                  (Date)


                                              /s/ George Haywood
                                              ------------------
                                                 (Signature)


                                              GEORGE W. HAYWOOD
                                              -----------------
                                                 (Name/Title)


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).





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